Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

November 14, 2006

VIA EDGAR AND FACSIMILE

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
Form 10-K for the year ended December 31, 2005
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the additional comments and request for supplemental information set forth in your letter of October 16, 2006 regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K Report") filed by Ford Motor Credit Company. For the convenience of the staff, each comment is repeated verbatim with our response immediately following.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page FC-6

1.    Please refer to our previous comment 2. You have stated that your intent is generally to hold finance receivables and operating lease assets originated or acquired for the foreseeable future or until maturity or payoff. It is unclear to us how you can make this assertion given that you also state that your funding requirements could (and apparently do) cause you to securitize finance receivables or operating leases. Please address the following:

•
Clearly explain to us how you determined that your finance receivables or operating leases meet the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment upon origination or purchase.

Response: Upon the initial purchase of a specific retail finance receivable or operating lease, management has the intent and ability to hold that contract for the foreseeable future. We are not a flow-based securitizer with the objective of generating income by selling all or specifically identifiable pools of retail finance receivables as part of an ongoing business strategy. Instead, management knows with substantial certainty at the time of acquisition of an individual receivable that it will remain on the balance sheet with the intent to earn the related interest income for the foreseeable future. We consider all retail contracts to be homogeneous, and there is no specific sub-set that is purchased with the intent to sell. In addition, of the contracts sold, there were no identifiable characteristics (based on, for example, geographic location, credit risk/payment likelihood, weighted average life of the contract, etc.) that could indicate ahead of time whether an asset is to be sold in an off-balance sheet or on-balance sheet transaction. In the case of off-balance sheet U.S. retail receivable securitization transactions, the receivables included in the transaction are randomly selected from the same larger pool of eligible receivables used in both on- and off-balance sheet securitization transactions. Although we do execute off-balance sheet sale transactions, the intent to sell specific retail finance receivables (and identification thereof) occurs in the same month as the resulting sale transaction.

Concerning operating leases, we have executed nine operating lease transactions in the 2003-2006 period. All nine transactions were treated as on-balance sheet transactions. On-balance sheet securitizations are accounted for as secured financings and the funding is reported within the Cash flows from financing activities section of our Statement of Cash Flows.

Prior to November 2005, a portion of our wholesale finance receivables that were sold to an off-balance sheet trust were treated as held for investment instruments. These receivables should have been treated as held for sale. We have made the appropriate adjustments in our Annual Report on Form 10-K/A for the year ended December 31, 2005. The correction impacted our statement of cash flows, and had no impact to our income statement or balance sheet.

•
Tell us how you reconcile your history of securitizing finance receivables or operating leases with the condition in paragraph 8(a) or SOP 01-6 that at the time of origination you have the intent and ability to hold the receivables for the foreseeable future, or until maturity or payoff.

Response: Our history of securitizing retail finance receivables and operating leases is consistent with our initial intent and ability to hold specific retail finance receivables for the foreseeable future. Although we have an active securitization program, we have consistently maintained a strategy and objective to fund with equity, unsecured term and other debt, and on-balance sheet structures which are not treated as accounting sales.

A further factor supporting our intent to hold for the foreseeable future is that our off-balance sheet sales transactions have consistently included a large percentage of aged retail finance receivables. For example, in our off-balance sheet U.S. securitization transactions completed in 2006, 67% of the contracts were six months old or greater, 41% of the contracts were twelve months old or greater, and 31% of the contracts were eighteen months old or greater. Moreover, the level of retail finance receivable sales is relatively low compared with our overall outstanding on-balance sheet retail finance receivable balance as adjusted for purchases during the 2003-2006 period. For example, in the first nine months of 2006, only 4% of beginning of period retail finance receivables outstanding plus year-to-date purchases were sold in off-balance sheet securitization and whole-loan sales transactions. The percentages for 2005, 2004 and 2003 are 15%, 5%, and 16%, respectively.

The retail finance receivables we purchase are homogenous in nature and eligibility for sale can be assessed only at the time of the actual transaction when the retail receivables are specifically identified for sale in conjunction with a pending securitization transaction. In the situation of an off-balance sheet transaction, the specifically identified retail finance receivables would be reclassified from held for investment to held for sale at such time. Given the low percentage of retail finance receivables that we historically sell (as described above) and the absence of distinct pools of loans within our portfolio purchases that are or have been subject to regular and ongoing sales, we do not believe it would be an appropriate application of SOP 01-06 to classify any of our retail finance receivables until such time as they are specifically deemed to be included in an identified sales transaction. Further, given the low probability that any individual retail finance receivable we purchase will actually be included in a sales transaction, we also do not believe it would be an appropriate application of SOP 01-06, or consistent with our intent, to default to classifying all purchases as held for sale.

Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of finance receivables and operating leases as a source of liquidity and if so, to what extent.

Response: Yes, we perform periodic assessments of our liquidity needs. These assessments focus on providing funding for the assets that we project we will be originating and replacing debt maturities rather than on whether a particular transaction will result in an on- or off-balance sheet sale. The periodic assessments include broad categories of funding (term debt, commercial paper, securitization, etc.) without a view that a specific asset may or may not be included in an individual transaction. The extent of our projected use of whole-loan sales and securitizations (both on-balance sheet and off-balance sheet) per our funding plans in existence at the time of each fourth quarter fixed income call (typically held in January at the beginning of each year) is set forth in the following table:

	Type of Transaction	Projected
2006	Public Term	$8 - 12 billion
	Private	$25 - 35 billion
	Whole Loan Sales	$2.5 billion
2005	Public Term	$10 - 15 billion
	Private	$21 billion
	Whole Loan Sales	$2 billion
2004	Public Term	$10 - 15 billion
	Private	$21 billion
	Whole Loan Sales	$4 billion
2003	Public Term	$12 - 15 billion
	Private	$16 billion
	Whole Loan Sales	$1.5 billion

Note 7. Sales of Receivables, page FC-18

2.   Please refer to our previous comment 6. We note in your disclosure on page 33 of your 2005 Form 10-K, that you are obligated to repurchase obligations on receivables that do not meet eligibility criteria or that have been materially modified. Please tell us in greater detail the specific circumstances in which you would be required to repurchase these receivables. Please tell us the amount of loans you have repurchased for each reported period under these respective conditions. Please revise your future filings to briefly disclose the reasons for the repurchases for each period.

Response: As seller of the finance receivables in our off-balance sheet retail securitization transactions, we make customary representations and warranties about the eligibility of the receivables at the time of sale. The typical eligibility representations include representations about the legal status of a receivable, including that it was originated and is serviced in compliance with law, that we own the receivable, have good title to the receivable and are allowed to assign it, that the receivable is secured by a first priority perfected security interest in the underlying financed vehicle, that the receivable is a valid, binding and enforceable obligation of the obligor and that the obligor has not asserted any legal challenges to repayment of the receivable. We also make representations about the criteria we use to select the receivables eligible for our securitization transactions, including delinquency status, bankruptcy of the obligor, payment defaults, minimum or maximum principal balance, maximum contract term, limits on previous payment extensions. We also represent that the loan level data provided is true and correct, and that the finance receivables were not selected in a manner adverse to the asset-backed noteholders. If a breach of any of these representations and warranties is later discovered and the breach is not timely cured, we are required to repurchase the sold finance receivables materially affected by the breach.

As servicer of the sold finance receivables, we are obligated to follow specified servicing procedures that are consistent with the same credit and collection policies used by us to service comparable receivables (whether owned or sold). If certain material modifications are made by us in response to a customer's request or a change in circumstances of a customer in order to avoid or cure delinquency, we are obligated to repurchase the affected receivable from the securitization trust. Material modifications are limited to the following:

•	changing the annual percentage rate on any receivable,
•	modifying the amount financed or the total number of originally scheduled due dates of a receivable, or
•	extending the date for final payment of any receivable beyond a date specified in the securitization transaction.

In addition, the servicer covenants to maintain the securitization trust's perfected security interest in the receivables and not impair the rights of the trust in the receivables. If a breach of this servicing covenant occurs and the breach is not cured on a timely basis, we are required to repurchase the sold receivables materially affected by the breach.

The repurchase of a receivable in any of these situations in our off-balance sheet transactions does not arise by way of: (1) an agreement that both entitles and obligates us to repurchase or redeem the assets before their maturity, or (2) a unilateral ability to cause the holder to return specific assets, either of which would preclude sale accounting per paragraph 9(c) of SFAS 140.

We repurchased $43 million, $143 million, and $193 million of finance receivables in 2005, 2004, and 2003, respectively, due to material modification of the receivable contract terms or due to the breach of representations about initial receivable eligibility criteria. Beginning with our 2006 10-K Report, we will provide the following disclosure in our Sales of Receivables footnote:

"We repurchased $x million, $43 million, and $143 million of receivables in 2006, 2005 and 2004, respectively, due to receivable contract term modifications or breach of initial eligibility criteria representations."

Note 12. Derivative Financial Instruments, page FC-26

3.   Please refer to our previous comment 7. For each hedging relationship for which you utilize the short-cut method of accounting under paragraph 68 of SFAS 133, please tell us the following:

•
Specifically tell us each type of hedging relationship for which you use the short-cut method of assessing hedge effectiveness, and tell us the critical terms of both the hedging instrument and the hedged item for which you this method to assess hedge effectiveness.

•	Tell us how you determined that these hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Response: Please see the Explanatory Note in our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on November 14, 2006.

4.   Please revise your proposed tabular disclosures to be made in future filings in response to our previous comment 7 to quantify the notional amount attributable to each hedge type identified in the four columns.

Response: Beginning with our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on November 14, 2006, we have revised our disclosures to quantify the notional amount attributable to each hedge type.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:    Rebekah Moore, Division of Corporation Finance